Exhibit 4.4

May , 2003 (Revised May 24, 2007 by direction of the Board)

Mr. Scott Milligan
2972 Peak Place,
Oakville, Ontario
L6H 5T1

Dear Scott:

I am pleased to offer you employment as Senior Vice President, Finance and Chief Financial Officer of Zarlink Semiconductor Inc. ("Zarlink") , on the following terms and conditions.

Your place of work will be the Zarlink offices located in Ottawa, Ontario, Canada. You will be expected to locate with your family to the Ottawa area by calendar year end.

This offer, once accepted, will constitute an employment agreement between Zarlink and you. Please note that all figures are in Canadian dollars, and all compensation will be subject to the usual statutory deductions.

1. Work Responsibilities

You will be employed full-time in the position of Senior Vice President, Finance and Chief Financial Officer, reporting to myself as President and CEO. Your starting date will be no later than June 9, 2003 and will be earlier if possible.

In this position, you will devote your best efforts, and your full time, skill and attention to carrying out your duties and to promoting the interests of the company. You will well and faithfully perform all services and duties customarily associated with your position, together with such additional duties and responsibilities as may be assigned by myself from time to time.

You agree not to be employed or engaged in any other capacity (including as a director) in promoting, undertaking or carrying on any other business apart from that of Zarlink, without my prior written authorization. This does not preclude you from any passive or personal investments that you may wish to hold, unless with a competitor of the company, in which case you will advise the Board prior to making such investments, unless the investments are made through an independently managed fund or your ownership represents less than 0.1 % of a corporation's publicly traded shares.

2. Salary and Bonus

Your annual base salary will be $300,000. ($335,000. at May 24, 2007)

In addition, you will be eligible to earn an annual incentive payment, conditional upon successful achievement of the annual objectives of Zarlink's Pay for Performance ("PFP") Plan. If all objectives of the Plan are met, your target incentive payment will be equal to 50% of your base salary. If the Financial Component of the Plan is exceeded, you can earn up to 150% on that

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portion  of  your   individual   incentive  plan  attributed  to  the  financial
performance of the Company (currently 60% of your target incentive).

Incentive objectives for each fiscal year will be reviewed and finalized with the Board and communicated to you no later than early May each year (within 45 days after the commencement of Zarlink's fiscal year).

By the middle of May each year (the "Incentive Assessment Date"), Zarlink assesses the achievement of the previous year's objectives, and calculates any earned incentive amounts. Any incentive earned will be paid to you by the end of May. Please note that you must be employed by Zarlink on the Incentive Assessment Date, in order to be eligible to receive any incentive for the prior fiscal year.

3. Stock Options

The Board has approved a grant of fifty thousand (50,000) options, pursuant to Zarlink"s 1991 Employee Stock Option Plan (a copy of which is enclosed). The option grant will provide for equal annual vesting over a period of 4 years commencing one year from the date of grant.

The options will be priced at the current market price in effect on the date you accept this offer of employment, pursuant to the formula set out in the Plan . Your specific rights and entitlements relating to the options, including any rights arising upon the cessation of employment, will be governed by the terms and conditions of the Plan.

You will be included among those executives whose stock options will be subject to accelerated vesting in the event of a Change in Control, as defined by and in accordance with the enclosed Board Resolution dated January 11, 2000.

4. Benefits

Zarlink maintains a comprehensive group employee benefits plan, made available to our employees through Canada Life. Enclosed you will find a benefits brochure which describes the available benefits. Your eligibility for coverage and for benefits will be determined in accordance with the specific terms and conditions of the benefits plan.

5. Car Lease

Zarlink will provide you an annual car allowance of $18,000. which will be taxable as income. In addition Zarlink will provide fuel, insurance and maintenance for one company vehicle if you choose to lease a company vehicle under the GE Capital lease plan. Currently the plan requires that the employee pay 20% of the capital cost of the company car to GE Capital as a down payment and the monthly payments will be based on the 80% balance. You may select your choice of vehicle and monthly lease costs for that vehicle will be deducted from your biweekly pay. If you wish to have use of additional vehicles as part of the fleet, Zarlink will provide insurance coverage but you will be wholly responsible for any related lease, fuel and maintenance costs.


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                                      -3-

6. Pension

You will be entitled to participate in the Canadian Executive Pension Plan which provides a combination of annual payments by Zarlink into an RRSP and a SERP for your benefit. The annual funding cost paid by Zarlink is 15% of your base salary. Enclosed is a copy of the pension plan description.

7. Relocation

Zarlink will provide a home sale guarantee for your current home under its Guaranteed Home Sale Program and relocation assistance to Ottawa as described in Zarlink's Domestic Relocation Agreement (copies of both enclosed).

8. Vacation

Zarlink will provide you with paid vacation leave of 4 weeks per fiscal year, accrued in equal bi-weekly instalments. If you have not used all of your paid vacation leave for a given fiscal year, you may carry forward a maximum of 150 hours into the next fiscal year. In accordance with Zarlink's policy, any unused remainder will be forfeited absent prior special arrangement. In addition, of course, Zarlink will provide you with paid statutory holidays and with any other leave you are entitled to receive, all in accordance with employment standards legislation.

9. Confidentiality of Information and Ownership of Proprietary Property

As a condition of your acceptance of this offer, you are required to provide Zarlink with an executed original of the enclosed Confidentiality Agreement. Please note the ongoing nature of the obligations set out in the Agreement. The terms of the Confidentiality Agreement form part of the terms and conditions of this employment agreement.

10. Cessation of Employment

      (a)   Definitions

      For the purposes of this employment agreement, the following definitions apply:

      "Incapacity" means any permanent physical or mental incapacity or disability which prevents you from performing the essential duties of your position, with no reasonable prospect of recovery, as determined by Zarlink on the basis of medical evidence satisfactory to the Board.

      "Good Just Cause" means any grounds at common law for which an employer is entitled to dismiss an employee without notice or compensation in lieu of notice.

      "Termination Date" means:

      (i) if Zarlink terminates your employment, the date designated by the company as the last day of your employment (without reference to any applicable


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                                      -4-

      notice period to which you may be entitled, whether under statute, common law, contract, or otherwise);

      (ii) if you resign your employment with Zarlink, the date which is the end of the three months notice period or such shorter notice period as the parties agree;

      (iii) if you die, the date of death;

      (iv) if this employment agreement is frustrated, which includes but is not limited to Incapacity, the date designated by Zarlink as the last day of your employment.

      (b)   Notice of Resignation

      You may resign at any time, for any reason, upon giving a minimum of one month advance written notice to Zarlink. Zarlink reserves the right to require you to immediately return all company property at any point during the resignation notice period, and to require you to refrain from attending at the workplace during any portion of the resignation notice period.

      (c)   Entitlements upon Resignation, Termination for Good Just Cause

      If you resign or your employment is terminated for Good Just Cause, then you will be entitled to receive any compensation, benefits and perquisites which have accrued up to the Termination Date, but you will not be entitled to receive other compensation of any nature, whether under contract, statute, common law or otherwise. Your rights respecting any options, which have been granted to you, will be determined in accordance with the terms of the Zarlink 1991 Stock Option Plan.

      (d)   Entitlements upon Death, Frustration of Contract

      If you die, or frustration of this employment agreement occurs (which includes but is not limited to Incapacity), then you (or your estate, in the event of your death) will be entitled to receive any compensation, benefits and perquisites which have accrued up to the Termination Date, but you will not be entitled to receive other compensation (except as provided in insurance plans) of any nature, whether under contract, statute, common law or otherwise. Your rights respecting any options, which have been granted to you, will be determined in accordance with the terms of the Zarlink 1991 Stock Option Plan.

      (e)   Entitlements upon Termination without Good Just Cause

      If Zarlink terminates your employment without Good Just Cause, you will be provided with the following termination package (which is inclusive of any statutory entitlements you may have under applicable employment standards legislation, and will be provided net of required deductions):

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                                      -5-

            (i) You will receive payment in a lump sum of an amount equal to two times your then current annual base salary. This payment will be made within 30 business days following the Termination Date.

            (ii) You will receive payment in a lump sum of an amount in lieu of bonus equal to two times your target annual bonus. This payment will be made within 30 business days following the Termination Date.

            (iii) If you are then participating in the Zarlink Executive Pension
                  Plan, you will receive payment of two year's regular annual contribution to the Executive Pension Plan. This payment will be made within 30 business days following the Termination Date.

            (ii) You will receive continued group life and health benefits coverage until the earlier of two years following the Termination Date or 30 days after you secure substantially similar replacement coverage through re-employment. Please note that long-term disability coverage will not be continued after the Termination Date. You will be required to notify Zarlink in writing forthwith if you secure substantially similar replacement coverage, during the continuation period.

            (iv) You will have six months following the Termination Date (or until the natural expiry date of your stock options, whichever is earlier), to exercise any stock options which have been granted to you under the Zarlnk 1991 Stock Option Plan and which have vested as of the last day of that 6 month period. In all other respects, your rights respecting any options, which have been granted to you, will be determined in accordance with the terms of the Zarlink 1991 Stock Option Plan.

            (iii) All  perquisites  such as company cars and the like will cease
                  30 days following the Termination Date.

      (f)   Resignation of Office

            If your employment ends for any reason, you agree to resign in writing effective upon the Termination Date from any office or directorship held with the Zarlink or with any subsidiary or affiliated company.

11. Non-Competition and Non-Solicitation Obligations

You agree that it could seriously harm Zarlink's legitimate business interests if you took unfair advantage of the special knowledge you will gain in your executive position, to compete with Zarlink. Accordingly, you agree that the restrictions set out below are reasonably required to protect Zarlink and its goodwill from unfair competition. You also acknowledge that your agreement to such restrictions is of essence to this employment agreement, and that Zarlink would not enter into this employment agreement without your agreement to the restrictions set out in this paragraph.

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                                      -6-

If your employment with ZARLINK ceases for reasons other than "without Good Just Cause", you agree that for a period of one (1) year from the Termination Date and in the case of termination "without Good Just Cause" for a period of two (2) years from the Termination Date:

      (a) you will not participate (as an employee or consultant, executive, director or significant investor (greater than 20%) in any business operating anywhere in the world that competes directly with the principal businesses of Zarlink (or its successor);

      (b) you will not directly or indirectly solicit any of Zarlink's customers for business in competition with Zarlink (or its successors); and,

      (c) you will not solicit, entice, approach or induce any of Zarlink's employees or consultants to leave their employment or to end their consultancy arrangements with Zarlink (or its successor) or to join another business or organization.

12. Choice of Law and Jurisdiction

This employment agreement will be governed by and construed in accordance with the laws of the Province of Ontario, Canada, without regard to the principles of conflicts of law, and will in all respects be treated as an Ontario contract. In the event of a dispute, you agree that any legal proceedings must be taken in the City of Ottawa, in the Province of Ontario, Canada, and you hereby consent to attorn to the jurisdiction of the Ontario courts.

13. Whole Agreement

By accepting this offer of employment, you are agreeing that the terms and conditions set out in this offer (including the terms and conditions of any documents enclosed) represent the entire agreement relating to your employment with the company; that any and all previous agreements or representations, written or oral, are hereby terminated and cancelled; and that you hereby release Zarlink from any and all claims whatsoever under or in respect of any such previous agreements or representations.

We trust that you will find this offer of employment responsive to your needs. To signify your acceptance, please sign below, and return one complete signed original of this offer and of the enclosed Agreement to the attention of Don McIntyre, no later than close of business, May 19th, 2003.

The executive management team and I are looking forward to working with you to meet the challenges and opportunities facing our dynamic company.

Zarlink Semiconductor Inc.        Revised May 24, 2007 by direction of the Board

                                  /s/ Don McIntyre
                                  ---------------------------------------
Per: signed: Pat Brockett         D. McIntyre, Corporate Secretary
President and CEO

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                                      -7-

Acknowledgement and Acceptance

I, Scott Milligan, have read and reviewed, in their entirety, this offer of employment dated May, 2003, and the documents enclosed. I have had an opportunity to ensure that I clearly understand the terms and conditions of my employment with Zarlink, and I have had the opportunity to confer with an independent legal advisor if I so wished, in advance of accepting this offer of employment. I hereby represent and confirm to Zarlink that I am not under any contractual or other legal obligation, which prevents me from accepting this offer of employment or from abiding by the terms and conditions of my employment with Zarlink. I accept this offer of employment, and agree to the terms and conditions as set out.

Dated at  ___________________ this   ___day of  May 2003.

Signed Scott Milligan

Revised May 24, 2007

/s/ Scott Milligan
-----------------------
Scott Milligan